CONSORTIUM AGREEMENT

This CONSORTIUM AGREEMENT (this "Agreement") is entered into as of May 1, 2026 (the "Effective Date"), by and between:

(1) WEALTHY CONCORD LIMITED, a company limited by shares incorporated under the laws of Hong Kong (Business Registration No. 67418282), whose registered office is at Unit 2204, 22/F, Lippo Centre, Tower 2, 89 Queensway, Hong Kong ("WC"); and

(2) EAST VALLEY TECHNOLOGY LIMITED, a British Virgin Islands business company (BC No. 2083465), whose registered office is at Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands ("EVT"),

each a "Party" and collectively, the "Parties" or the "Consortium".

RECITALS

WHEREAS, GD Culture Group Limited, a Nevada corporation (the "Company"), has its common stock, par value $0.0001 per share (the "Company Shares"), listed on the Nasdaq Capital Market under the ticker symbol "GDC";

WHEREAS, each Party beneficially owns or has the right to direct the vote and disposition of a number of Company Shares as set forth on Schedule A;

WHEREAS, the Parties desire to explore, evaluate, negotiate, document and, if mutually agreed, consummate a transaction (the "Transaction") in which the Company would be acquired by an acquisition vehicle formed or to be formed by the Parties and, upon consummation of the Transaction, become a privately held company;

WHEREAS, the Parties desire to cooperate with each other in the pursuit of the Transaction, while preserving appropriate flexibility before the execution of definitive transaction documents; and

WHEREAS, the Parties acknowledge that certain provisions of this Agreement are intended to be legally binding, but that neither Party is obligated to consummate the Transaction unless and until definitive documentation is executed and delivered;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Nothing in this Agreement shall be construed as creating any binding obligation to proceed with or consummate the Transaction, and the Parties acknowledge that the Transaction remains subject to further negotiation, due diligence, financing and definitive documentation.

1. Definitions

"Affiliate" has the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

"BidCo" means a Nevada acquisition vehicle, together with any parent holding company and wholly owned merger subsidiary, to be formed by the Parties for the purpose of effecting the Transaction.

"Definitive Documentation" means a merger agreement, plan of merger, rollover and support agreement, organizational documents for BidCo or its parent, and all related ancillary agreements in form and substance mutually agreed among the Parties.

"Proposal Letter" means the preliminary non-binding written proposal, substantially in the form attached as Exhibit A, to be delivered to the Board of Directors of the Company on or about the date of this Agreement.

"Special Committee" means a committee of independent and disinterested directors of the Company formed to evaluate and negotiate the Transaction on behalf of the Company's unaffiliated shareholders.

2. Consortium and Exclusivity

2.1 Formation of Consortium. As of the Effective Date, the Parties hereby form the Consortium for the limited purpose of evaluating, negotiating, documenting, and, if mutually agreed, consummating the Transaction. The Parties acknowledge and agree that, solely by virtue of entering into this Agreement and submitting the Proposal Letter, they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder, and each Party agrees to cooperate in the preparation and timely filing of a joint Schedule 13D under Section 13(d) of the Exchange Act.

2.2 Exclusivity. During the period beginning on the Effective Date and ending on the earliest of (i) the Parties' mutual written agreement to terminate pursuit of the Transaction, (ii) the termination of this Agreement in accordance with its terms, and (iii) the consummation of the Transaction (the "Exclusivity Period"), the Parties agree to work together in good faith with respect to the evaluation and potential pursuit of the Transaction. Each Party agrees that it will not, without prior consultation with the other Party, pursue alternative acquisition transactions with respect to the Company. Notwithstanding the foregoing, if a Party receives a bona fide unsolicited proposal, such Party may engage in discussions solely for the purpose of evaluating such proposal after prior written notice to, and good faith consultation with, the other Party, and only to the extent consistent with applicable law.

2.3 Permitted Additional Members. The Parties may, by mutual written consent, admit one or more additional rollover shareholders, sponsors, financing sources, or other participants to the Consortium upon such person executing a joinder to this Agreement or other documentation reasonably acceptable to the Parties. Any such admission shall be disclosed by amendment to the Schedule 13D to the extent required by applicable law.

2.4 No Circumvention. During the term of this Agreement, each Party agrees to coordinate with the other Party with respect to any discussions relating to a potential transaction involving the Company.

3. Voting, Transfer and Rollover

3.1 Support of Transaction. Each Party agrees to consider in good faith supporting the Transaction, subject to the final terms and conditions set forth in the Definitive Documentation and approval by such Party in its sole discretion. No Party shall be deemed to have made an irrevocable voting commitment or support undertaking unless and until such Party executes a definitive rollover, voting or support agreement.

3.2 No Transfer. During the Exclusivity Period, no Party shall sell, assign, pledge, hypothecate or otherwise transfer any Company Shares, or any voting or economic rights therein, except (a) to an Affiliate that executes a joinder to this Agreement, (b) in connection with the Transaction, or (c) with the prior written consent of the other Party.

3.3 Rollover Commitment. Subject to the execution of Definitive Documentation in form and substance satisfactory to each Party and approved in writing by both Parties, each Party agrees to negotiate in good faith a rollover and support agreement pursuant to which all or such portion of its Company Shares as may be agreed by the Parties shall be contributed, rolled over, exchanged, cancelled, or otherwise treated in connection with the Transaction in consideration for equity interests in BidCo or its parent.

4. Costs; Decision-Making; Counsel

4.1 Costs. All third-party out-of-pocket fees and expenses incurred by or on behalf of the Consortium in connection with the evaluation, negotiation and documentation of the Transaction, including legal, financial advisor, accounting, regulatory, and CFIUS counsel fees, shall be shared equally between WC and EVT, unless otherwise agreed in writing. Each Party shall bear its own internal costs.

4.2 Lead Sponsor and Coordination. WC shall act as lead sponsor and primary coordinator of the Transaction for purposes of day-to-day communications with advisors, scheduling, diligence coordination and filing logistics; provided that the lead sponsor shall not take any action requiring mutual approval under Section 4.3 without the prior written consent of the other Party.

4.3 Consultation. The Parties shall consult with each other in good faith with respect to material aspects of the proposed Transaction, including pricing, structure, financing and regulatory matters.

4.4 Filing Coordinator. The Parties agree that counsel to the Consortium shall act as filing coordinator for purposes of preparing and filing the Schedule 13D and any amendments thereto. Each Party shall provide complete and accurate information concerning itself, promptly review draft filings, and promptly notify the other Party and counsel of any material change that may require amendment.

4.5 Lead Counsel. Counsel is hereby retained jointly by the Parties as United States legal counsel to the Consortium. The Parties acknowledge the joint representation and the potential conflicts of interest disclosed under separate cover, and each Party has had an opportunity to consult with separate counsel.

4.6 Deadlock. If the Parties are unable to reach agreement on any matter requiring mutual written consent, either Party may deliver written notice describing the disputed matter in reasonable detail. Following such notice, the Parties shall first escalate the matter to their respective senior representatives for good faith resolution. If unresolved within ten (10) business days, the Parties may mutually agree to mediation or continued discussions. If still unresolved, either Party may terminate this Agreement upon written notice without liability to the other Party except for obligations that expressly survive termination.

5. Confidentiality and Disclosure

5.1 Confidentiality. Each Party shall, and shall cause its Affiliates and representatives to, hold in strict confidence all non-public information received from or on behalf of the other Party or the Company in connection with the Transaction ("Confidential Information"), except that disclosure may be made (a) to such Party's advisors subject to customary professional duties of confidentiality, (b) as required by applicable law, regulation or stock exchange rule, including Section 13(d) of the Exchange Act, and (c) with the written consent of the other Party.

5.2 Public Announcements. Except as required by applicable law, including the filing of a Schedule 13D or any amendment thereto, no Party shall issue any press release or public statement regarding the Transaction without the prior written consent of the other Party. The Parties shall coordinate on the form and content of all public disclosures.

5.3 Section 13(d) Filings. The Parties shall use reasonable best efforts to prepare and file a joint Schedule 13D with the U.S. Securities and Exchange Commission within five (5) business days after the Effective Date, disclosing the formation of the Consortium, this Agreement and the Proposal Letter, as required by the rules and regulations promulgated under the Exchange Act.

5.4 Post-Termination Use Restriction. Upon termination of this Agreement, neither Party shall use Confidential Information obtained through the Consortium to pursue any competing transaction involving the Company for a period of twelve (12) months, except with the prior written consent of the other Party or as required by applicable law.

6. Acquisitions of Additional Shares

Except as otherwise agreed by the Parties, any acquisition of additional Company Shares by either Party shall be conducted in compliance with applicable securities laws and in coordination with the other Party. Each Party shall provide prior written notice to the other Party before acquiring additional Company Shares, and the Parties shall coordinate any Schedule 13D amendment or other required disclosure.

7. Term; Termination

7.1 Term. This Agreement shall commence on the Effective Date and continue in effect until the earliest of (a) the consummation of the Transaction, (b) the mutual written agreement of the Parties to terminate this Agreement, (c) eighteen (18) months after the Effective Date, and (d) termination by either Party following an unresolved deadlock in accordance with Section 4.6.

7.2 Surviving Provisions. Sections 4.1 (Costs), 5 (Confidentiality and Disclosure), 7.2 (Survival), 8 (Miscellaneous), and any rights or obligations of the Parties that accrued prior to termination shall survive termination of this Agreement.

8. Miscellaneous

8.1 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict-of-laws principles. The Parties irrevocably submit to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan, New York, New York.

8.2 Non-Binding Nature of Transaction; Binding Provisions. Nothing in this Agreement shall obligate any Party to proceed with the Transaction, enter into Definitive Documentation or consummate the Transaction unless mutually agreed in writing. No legally binding obligation in respect of the Transaction shall exist unless and until Definitive Documentation is executed and delivered by the applicable parties. The obligations set forth in Sections 2, 3.2, 4, 5, 6, 7 and 8 are legally binding.

8.3 Specific Performance. The Parties acknowledge that money damages may not be an adequate remedy for breach of this Agreement and that each Party shall be entitled to equitable relief, including specific performance and injunctive relief, without the necessity of posting bond.

8.4 Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written. This Agreement may be amended only by a written instrument signed by each Party.

8.5 Counterparts. This Agreement may be executed in counterparts, including by PDF or DocuSign, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

SIGNATURE PAGE TO CONSORTIUM AGREEMENT

IN WITNESS WHEREOF, the Parties have executed this Consortium Agreement as of the Effective Date.

WEALTHY CONCORD LIMITED

By: _____

Name: ZHANG BINYANG

Title: Sole Director

EAST VALLEY TECHNOLOGY LIMITED

By: _____

Name: CUI RUNAN

Title: Sole Director

<center>**SCHEDULE A**</center>

<center>**Beneficial Ownership of Company Shares as of the Effective Date**</center>

WEALTHY CONCORD LIMITED: 2,782,443 Company Shares (approx. 4.6% of outstanding)

EAST VALLEY TECHNOLOGY LIMITED: 2,782,443 Company Shares (approx. 4.6% of outstanding)

Total Consortium: 5,564,886 Company Shares (approx. 9.2% of 60,759,711 outstanding as of April 10, 2026 per Form 10-Q)

Notes: (i) WC Shares registered in book-entry form with Transhare Corporation (Account #7866-353); Certificate #1008 issued February 9, 2026. (ii) EVT Shares registered in book-entry form with Transhare Corporation (Account #7866-354); Certificate #1001 issued February 9, 2026. (iii) All Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, acquired in the share exchange completed September 29, 2025 pursuant to the Agreement and Plan of Securities Exchange dated September 10, 2025 among the Company, Pallas Capital Holding Ltd and the Pallas shareholders. The percentages set forth above are calculated based on 60,759,711 shares outstanding as of April 10, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.